Endeavour Silver Reports Financial Results for Second Quarter, 2016; Conference Call at 10am PDT (1pm EDT) Today

VANCOUVER, BC -- (Marketwired - August 03, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) released today its financial results for the second quarter ended June 30, 2016. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanacevi mine in Durango state, and the Bolanitos and El Cubo mines in Guanajuato state.

(Please click here for an audio review of Q2 highlights).

The Company's financial performance in the Second Quarter, 2016 improved compared to the Second Quarter, 2015. Revenues were down due to lower silver production and lower silver prices, but earnings were up as a result of lower operating costs. Management successfully strengthened the balance sheet over the past six months through two ATM equity offerings and improved free cash flow.

Highlights of Second Quarter 2016 (Compared to Second Quarter 2015)

Financial

--  Net earnings of $1.7 million(1) ($0.01 per share) compared to a net loss of $1.0 million (loss of $0.01 per share)
--  EBITDA(2) decreased 7% to $10.1 million
--  Cash flow from operations before working capital changes decreased 15%
    to $9.4 million
--  Mine operating cash flow before taxes(1) increased 5% to $17.3 million
--  Revenue decreased 7% to $44.5 million
--  Realized silver price increased 1% to $16.54 per ounce (oz) sold
--  Realized gold price increased 8% to $1,289 per oz sold
--  Cash costs(2) decreased 38% to $5.37 per oz silver payable (net of gold credits)
--  All-in sustaining costs (AISC)(2) decreased 38% to $10.53 per oz silver payable (net of gold credits)
--  Raised net proceeds of $30.8 million in Q2, 2016 through two At-the-
    Market (ATM) equity financings. Endeavour completed its second ATM equity offering subsequent to quarter end, raising an additional $13.9 million in net proceeds
--  Cash increased 178% to $56.8 million and working capital increased 318%
    to $72.1 million from year end

Operations

--  Silver production decreased 14% to 1,551,851 oz
--  Gold production increased 17% to 15,649 oz
--  Silver equivalent production was 2.7 million oz (at a 75:1 silver: gold ratio)
--  Silver oz sold down 22% to 1,493,790 oz
--  Gold oz sold up 11% to 15,364 oz
--  Bullion inventory at quarter-end included 113,064 oz silver and 221 oz gold
--  Concentrate inventory at quarter-end included 41,209 oz silver and 903 oz gold
--  Acquired the El Compas gold-silver mine project in Zacatecas, Mexico
--  Outlined several prospective veins over a seven km by seven km area at the Terronera project
--  Raised 2016 production guidance to 9.0 million to 9.8 million oz silver equivalent, increased capital budget to $17.4 million and exploration budget to $10.1 million to accelerate growth projects, including 23,000 metres extra drilling

1.  The Consolidated Interim Financial Statements and Management's
    Discussion & Analysis can be viewed on the Company's website at
    www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
    All amounts are reported in US$
2.  Mine operating cash flow, EBITDA, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company's
    Management Discussion & Analysis

Endeavour CEO Bradford Cooke commented, "Having successfully minimized our all-in sustaining costs and boosted our free cash flows in recent quarters, management returned its attention to optimizing near-term production and long-term growth in Q2, 2016. Our production is well ahead of plan for the year and as a result, we revised our operating plan and raised our production guidance by about 13% for 2016.

"Thanks to the turn-around in precious metal prices, we were able to substantially boost our cash and working capital and return some of our focus to exploration, development and acquisitions. Endeavour made its first acquisition in four years with the purchase of Oro Silver and its high quality El Compas gold-silver project in Zacatecas. We also sampled several new high grade veins at Terronera.

"Upcoming catalysts for the second half of 2016 include permitting a new mine at Guanacevi, developing a new ore-body at Bolanitos, evaluating a production ramp-up at El Cubo, exploration results across all projects, advancing updated resource estimates and engineering studies at Terronera and El Compas, and adding to our land position in Zacatecas."

Operations Update, Revised Operating Plan

At Guanacevi, throughput of 1,085 tonnes per day (tpd) in Q2, 2016 lagged behind plan as the new mining contractor focused on mine development in order to provide better stope access in H2, 2016. Ore grades were lower and metal recoveries were higher compared to Q1, 2016. Management expects production to meet the low range of 2016 production guidance.

The Company plans to invest $2.8 million in H2, 2016, part of a three-year, $8.4 million capital investment, to commence mine development and ramp down into the Santa Cruz Sur ore-body to access an indicated resource of over 650,000 tonnes grading 250 g/t silver and 0.70 g/t gold. The currently defined ore-body is open to the south and at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At Bolanitos, throughput averaging 1,498 tpd exceeded plan as mining at LL-Asunción uncovered new extensions of the ore-body beyond the resource blocks and also in and around historic mine workings. Ore grades were lower and metal recoveries were higher compared to Q1, 2016. Management has revised 2016 production guidance higher to 900,000-1,000,000 oz silver and 24,000-26,000 oz gold, with throughput decreasing to 800 tpd in H2, 2016 as originally guided.

On July 11, 2016, the Company announced plans to invest $1.7 million capital in H2, 2016 to develop the Plateros orebody located only 50 metres from the existing LL-Ascunción mine workings. The development will access an indicated resource of over 130,000 tonnes grading 116 g/t silver and 1.61 g/t gold, still open at depth. Underground drilling is planned to continue exploring the mineralized zone once underground access is available.

At El Cubo, throughput was above plan at 1,562 tpd as management elected to continue mine development sufficient to sustain 1,500 tpd in Q2, 2016 and 1,000 tpd in H2, 2016 given the rising precious metal prices. Endeavour has also made a decision not to ramp down production to care and maintenance by year-end as previously guided, and various operating plans are under evaluation for production to return to 1,500 tpd with additional mine development. Management has revised the 2016 production guidance higher to 1,700,000-1,900,000 silver ounces and 19,000-21,000 gold ounces.

On July 11, 2016, the Company announced plans to invest $1.6 million in H2, 2016 to extend the V-Asunción ramp an additional 1.6 km in order to access an indicated resource of more than 300,000 tonnes grading 141 g/t silver and 1.55 g/t gold. The V-Asunción ore-body extends well south of the current mine plan, but further evaluation work is needed before Endeavour can commit to any additional development.

Financial Results

For the second quarter ended June 30, 2016, the Company generated revenue totaling $44.5 million (2015 - $47.7 million). During the quarter, the Company sold 1,493,790 silver oz and 15,364 gold oz at realized prices of $16.54 and $1,289 per oz respectively, compared to sales of 1,912,595 silver oz and 13,797 gold oz at realized prices of $16.34 and $1,191 per oz respectively in Q2, 2015.

After cost of sales of $31.6 million (2015 - $40.9 million), mine operating earnings amounted to $12.9 million (2015 - $6.8 million) from mining and milling operations in Mexico. Excluding depreciation and depletion of $4.1 million (2015 - $9.3 million), and share-based compensation of $0.2 million (2015 - $0.2 million), mine operating cash flow before taxes was $17.3 million (2015 - $16.4 million) in Q2, 2016. Net earnings were $1.7 million (2015 - net loss of $1.0 million) after exploration expense of $3.2 million (2015 - $2.6 million) and corporate general and administrative costs of $1.9 million (2015 - $2.5 million).

The falling Mexican peso and continued focus on cost reductions resulted in lower consolidated operating costs, which fell 12% to $73.01 per tonne in Q2, 2016. This resulted in lower cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), which decreased 38% to $5.37 per oz of payable silver compared to $8.60 per oz in Q2, 2015. Similarly the lower operating costs and lower exploration and development expenditures resulted in all in sustaining costs (also a non-IFRS measure) decreasing 38% to $10.53 per oz compared to Q2, 2015. Resuming mine development and exploration programs will increase all in sustaining costs for the second half of the year.

Cash holdings grew to $56.8 million and working capital at the end of Q2, 2016 rose to $71.2 million which is sufficient for the Company to meet its short and medium term growth goals.

Conference Call

A conference call to discuss the results will be held on Wednesday, August 3 at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll- free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 00647 followed by the # sign. The audio replay and a written transcript will also be made available on the Company's website at www.edrsilver.com.

About Endeavour - Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
COMPARATIVE HIGHLIGHTS

----------------------------------------------------------------------------
  Three Months Ended June 30                     Six Months Ended June 30
                             Q2 2016 Highlights
                           %                                             %
    2016        2015    Change                    2016        2015    Change
----------------------------------------------------------------------------
                                 Production
----------------------------------------------------------------------------
                                Silver ounces
 1,551,851   1,805,569   (14%)    produced     3,061,916   3,625,619   (16%)
                                 Gold ounces
   15,649      13,430     17%     produced       31,609      29,238     8%
                               Payable silver
 1,511,109   1,761,926   (14%)     ounces      2,984,791   3,531,850   (15%)
                                  produced
                                Payable gold
   15,200      13,122     16%      ounces        30,718      28,551     8%
                                  produced
                                   Silver
                                 equivalent
 2,725,526   2,745,669   (1%)      ounces      5,432,591   5,672,279   (4%)
                                 produced(1)
                               Cash costs per
    5.37        8.60     (38%)     silver         6.49        7.88     (18%)
                                  ounce(2)
                                    Total
                                 production
    8.30       13.88     (40%)    costs per       9.61       13.43     (28%)
                                  ounce(2)
                                   All -in
                                 sustaining
   10.53       16.86     (38%)    costs per      10.82       15.09     (28%)
                                  ounce(2)
                                  Processed
  377,198     371,745     1%       tonnes       785,751     752,537     4%
                                   Direct
                                 production
   73.01       82.80     (12%)    costs per      73.66       82.73     (11%)
                                  tonne(2)
                                 Silver co-
    9.94       11.05     (10%)  product cash     10.41       10.85     (4%)
                                  costs (2)
                                  Gold co-
    774         806      (4%)   product cash      823         784       5%
                                  costs (2)
----------------------------------------------------------------------------
                                  Financial
----------------------------------------------------------------------------
                                 Revenue ($
    44.5        47.7     (7%)     millions)       86.0        98.8     (13%)
                                Silver ounces
 1,493,790   1,912,595   (22%)      sold       3,005,109   3,774,570   (20%)
                                 Gold ounces
   15,364      13,797     11%       sold         30,619      29,596     3%
                                  Realized
   16.54       16.34      1%    silver price     15.86       16.72     (5%)
                                  per ounce
                                Realized gold
   1,289       1,191      8%      price per      1,254       1,207      4%
                                    ounce
                                Net earnings
    1.7        (1.0)     274%     (loss) ($       3.5         0.4     (821%)
                                  millions)
                               Mine operating
                                  earnings
    12.9        6.8       88%     (loss) ($       19.2        15.9      21%
                                  millions)
                               Mine operating
    17.3        16.4      5%    cash flow(2)      28.7        36.0     (20%)
                                ($ millions)
                               Operating cash
                                 flow before
    9.4         11.0     (15%)     working        16.9        24.8     (32%)
                                   capital
                                 changes (2)
                                  Earnings
    10.1        10.9     (7%)    before ITDA      18.8        27.2     (31%)
                                     (2)
                                   Working
    72.1        26.7     170%    capital ($       72.1        26.7     170%
                                  millions)
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                                Shareholders
----------------------------------------------------------------------------
                                  Earnings
    0.01       (0.01)    200%    (loss) per       0.03        0.00     100%
                                share - basic
                               Operating cash
                                 flow before
                                   working
    0.08        0.11     (23%)     capital        0.15        0.24     (36%)
                                 changes per
                                  share (2)
                                  Weighted
113,236,504 101,976,901   11%  average shares 108,941,454 101,976,901   7%
                                 outstanding
----------------------------------------------------------------------------

(1)  Silver equivalent ounces calculated using 75:1 ratio in 2016 and 70:1 in 2015
(2)  Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

----------------------------------------------------------------------------
                                   Three Months Ended     Six Months Ended
                                  June 30,    June 30   June 30,    June 30
                                    2016       2015       2016       2015
----------------------------------------------------------------------------

Operating activities
Net earnings (loss) for the
 period                          $   1,699  $    (974) $   3,528  $     383
Items not affecting cash:
  Share-based compensation           1,404      1,114      1,861      1,594
  Depreciation and depletion         4,211      9,457      9,433     19,975
  Deferred income tax expense
   (recovery)                           46      1,075        (57)     2,078
  Unrealized foreign exchange
   loss (gain)                         108          8       (134)       148
  Loss on available for sale
   assets                                -          -        269          -
  Loss on derivative liability       1,372          -      1,372          -
  Finance costs                        518        306        581        612
Net changes in non-cash working
 capital                               828      8,078     (9,496)    (1,441)
----------------------------------------------------------------------------
Cash from (used in) operating
 activities                         10,186     19,064      7,357     23,349
----------------------------------------------------------------------------

Investing activites
  Property, plant and equipment
   expenditures                     (4,122)    (9,352)    (7,209)   (18,017)
  Proceeds from disposition of
   available for sale assets             -          -        448          -
  Investment in long term
   deposits                              -          -        133          -
----------------------------------------------------------------------------
Cash used in investing
 activities                         (4,122)    (9,352)    (6,628)   (18,017)
----------------------------------------------------------------------------

Financing activities
  Repayment of revolving credit
   facility                         (5,000)    (4,000)    (8,000)    (4,000)
  Repayment of obligation under
   finance lease                      (163)         -       (389)         -
  Debt issuance costs                 (170)         -       (474)         -
  Interest paid                       (215)         -       (389)         -
  Public equity offerings           32,026          -     41,124          -
  Exercise of options and
   warrants                          5,254       (224)     5,285       (449)
  Share issuance costs              (1,168)         -     (1,446)         -
----------------------------------------------------------------------------
Cash from (used in) financing
 activites                          30,564     (4,224)    35,711     (4,449)
----------------------------------------------------------------------------

Increase (decrease) in cash and
 cash equivalents                   36,628      5,488     36,440        883
Effect of exchange rate change
 on cash and cash equivalents         (165)        (8)        (5)      (148)
Cash and cash equivalents,
 beginning of period                20,385     26,300     20,413     31,045
----------------------------------------------------------------------------
Cash and cash equivalents, end
 of period                       $  56,848  $  31,780  $  56,848  $  31,780
----------------------------------------------------------------------------

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

----------------------------------------------------------------------------
                          Three Months Ended           Six Months Ended
                        June 30,      June 30,      June 30,      June 30,
                          2016          2015          2016          2015
----------------------------------------------------------------------------

Revenue              $     44,510  $     47,719  $     86,051  $     98,828

Cost of sales:
    Direct
     production
     costs                 26,975        31,091        56,819        62,360
    Royalties                 276           243           485           491
    Share-based
     compensation             230           167           286           240
    Depreciation and
     depletion              4,144         9,382         9,298        19,836
  --------------------------------------------------------------------------
                           31,625        40,883        66,888        82,927
Mine operating
 earnings                  12,885         6,836        19,163        15,901

Expenses:
  Exploration               1,908         2,479         3,107         3,553
  General and
   administrative           3,155         2,574         5,183         4,403
  --------------------------------------------------------------------------
                            5,063         5,053         8,290         7,956
Operating earnings
 (loss)                     7,822         1,783        10,873         7,945

Finance costs                 294           354           581           667

Other income
 (expense):
  Foreign exchange         (1,847)         (704)       (1,333)       (1,371)
  Investment and
   other                      (43)          330          (184)          684
  --------------------------------------------------------------------------
                           (1,890)         (374)       (1,517)         (687)
Earnings (loss)
 before income taxes        5,638         1,055         8,775         6,591

Income tax expense
 (recovery):
  Current income tax        3,480           954         4,891         4,130
  Deferred income
   tax                        459         1,075           356         2,078
  --------------------------------------------------------------------------
                            3,939         2,029         5,247         6,208
----------------------------------------------------------------------------
Net earnings (loss)
 for the period             1,699          (974)        3,528           383
----------------------------------------------------------------------------

Other comprehensive
 income (loss), net
 of tax
  Net change in fair
   value of
   available for
   sale investments            45           256           207           660
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Comprehensive income
 (loss) for the
 period              $      1,744  $       (718) $      3,735  $      1,043
----------------------------------------------------------------------------

Basic earnings
 (loss) per share
 based on net
 earnings            $       0.01  $      (0.01) $       0.03  $       0.00
----------------------------------------------------------------------------
Diluted earnings
 (loss) per share
 based on net
 earnings            $       0.01  $      (0.01) $       0.03  $       0.00
----------------------------------------------------------------------------

Basic weighted
 average number of
 shares outstanding   113,236,504   101,976,901   108,941,454   101,976,901
----------------------------------------------------------------------------
Diluted weighted
 average number of
 shares outstanding   114,661,697   101,976,901   109,969,054   101,976,901
----------------------------------------------------------------------------

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2016 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

----------------------------------------------------------------------------
                                                    June 30,    December 31,
                                                      2016          2015
----------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                      $     56,848  $     20,413
  Investments                                             104           614
  Accounts receivable                                  30,962        24,343
  Inventories                                          12,608        17,350
  Prepaid expenses                                      1,823         2,510
----------------------------------------------------------------------------
Total current assets                                  102,345        65,230
Non-current deposits                                      874           855
Deferred income tax asset                                   -           223
Mineral properties, plant and equipment                53,419        47,925
----------------------------------------------------------------------------
Total assets                                     $    156,638  $    114,233
----------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities       $     14,248  $     18,949
  Derivative liablitiy                                  1,372             -
  Finance lease obligation                                388         1,180
  Income taxes payable                                  4,191         5,844
  Credit facility                                      10,000        22,000
----------------------------------------------------------------------------
Total current liabilities                              30,199        47,973

Credit facility - long term                             4,000             -
Provision for reclamation and rehabilitation            7,804         7,762
Deferred income tax liability                           7,204         7,623
----------------------------------------------------------------------------
Total liabilities                                      49,207        63,358
----------------------------------------------------------------------------

Shareholders' equity
Share capital, unlimited common shares
 authorized, no par value, issued
and outstanding 120,983,022 shares (Dec 31, 2015
 - 102,776,470 shares)                                422,492       368,898
Contributed surplus                                     8,327         9,465
Accumulated comprehensive income (loss)                    62          (145)
Retained earnings (deficit)                          (323,450)     (327,343)
----------------------------------------------------------------------------
Total shareholders' equity                            107,431        50,875
----------------------------------------------------------------------------
Total liabilities and shareholders' equity       $    156,638  $    114,233
----------------------------------------------------------------------------

This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended June 30, 2016 and the related notes contained therein.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com